BB 7/7

06009151

:DSTATES
. ~ ~XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46788

AB 7/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHAEL SAUNDERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 MAIN STREET

(No. and Street)

SARASOTA	FLORIDA	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAUL ELIZADE 941-955-8200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUMANN, RAYMONDO & COMPANY, PA

(Name – *if individual, state last, first, middle name*)

405 N. REO STREET	TAMPA	FLORIDA	33609
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 12 2006
WASH. D.C.
209

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, Raul Elizade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHAEL SAUNDERS SECURITIES CORPORATION, as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

4/11/06
RAUL ELIZALDE

Signature

Vice President

Title

Notary Public

Beth E. Ward
Commission # DD120475
Expires June 1, 2006
Bonded Thru
Atlantic Bonding Co., Inc.
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD

Sent Via Facsimile (941) 349-4333
<u>Sent First Class U.S. Mail and Certified Mail # 7004 2510 0003 2036 4593</u>

SEC MAIL PROCESSING SECTION
RECEIVED
APR 12 2006
WASH, D.C. 209

April 7, 2006

Michael Saunders Securities Corporation
1801 Main Street
Sarasota, FL 34236
Attn: Raul H. Elizalde, FINOP

RE: Annual Audit Deficiency
CRD No. 35599

Dear Mr. Elizalde:

This acknowledges receipt of your February 17, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. A notarization and original signature on the Oath and Affirmation Page.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **April 28, 2006**. If you have any questions, please contact Sonia Giannetti, Compliance Examiner at (561) 443-8076.

Sincerely,

Dawn D. Calonge
Supervisor of Examiners

DDC/ck

Enclosure: Form X-17A-5 Part III Facing Page

cc: John Mattimore
Southern Regional Office
Securities and Exchange Commission
801 Brickell Avenue, Suite 1800
Miami, FL 33131

Elizabeth Wollin, Director
NASD-Member Regulations
9509 Key West Avenue
Rockville, MD 20850

Certified Public Accountant
Baumann, Raymondo & Company PA
405 North Reo Street, Suite 200
Tampa, FL 33609

April/ Michael Saunders Securities Corp/Audit-Def 4-7-06 SG